CliqRex Inc.

Financial Statements and Report

March 31, 2022

Table of Contents



Independent Accountant's Review Report

Timur Akilov
CliqRex Inc.

We have reviewed the accompanying financial statements (financial statements) of CliqRex Inc. (the company), which comprise the balance sheet as of March 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the quarter then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of CliqRex Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 6 to the financial statements, the company is pre-revenue and has relied on debt financing from related parties to fund operations. and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



_____

Philip Debaugh, CPA

OWINGS MILLS, MD
May 11, 2022


CliqRex Inc.

Balance Sheet

(Unaudited)

As of March 31, 2022


	2022
	$
Assets	
Current Assets	
Cash and cash equivalents	983
Total Assets	983
Liabilities & Stockholders' Equity	
Liabilities	
Current Liabilities	
Debt, current	16,000
Total Current Liabilities	16,000
Total Liabilities	16,000
Stockholders' Equity	
Common stock, 11,000,000 shares authorized; 10,000,000 shares issued and outstanding; 0.00001 par value per share	100
Retained Earnings (Accumulated Deficit)	(15,117)
Total Stockholders' Equity	(15,017)
Total Liabilities & Stockholders' Equity	983


See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


CliqRex Inc.

Statement of Income

(Unaudited)

For the quarter ended March 31, 2022

	2022 $
Operating Expenses	
Salaries and wages	4,406
Payroll taxes	482
Legal and other professional fees and services	10,100
Communications and information technology	32
Bank charges and fees	97
Total Operating Expenses	15,117
Net Income (Loss)	(15,117)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


CliqRex Inc.

Statement of Changes in Stockholders' Equity (Unaudited)

For the quarter ended March 31, 2022


	Common Stock Shares	Common Stock Amount $	Additional Paid-In Capital $	Retained Earnings (Accumulated Deficit) $	Total Stockholders' Equity $
Balance at January 20, 2022	0	-	-	-	-
Net income (loss)	0	-	-	(15,117)	(15,117)
Capital contributions	0	-	16,000	-	16,000
Issuance of common stock	10,000,000	100	-	-	100
Total	10,000,000	100	16,000	(15,117)	983


CliqRex Inc.

Statement of Cash Flows

(Unaudited)

For the quarter ended March 31,

2022


	2022
	$
Cash Flows	
Cash Flows From Operating Activities	
Net income (loss)	(15,117)
Cash Flows from Financing Activities	
Proceeds from issuance of common stock	100
Capital contributions from owners	16,000
Net Cash Provided by (Used in) Financing Activities	16,100
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	983
Cash, Cash Equivalents, and Restricted Cash at End of Period	983


See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Notes to the Financial Statements

CliqRex Inc.
Notes to the Financial Statements
For the quarter ended March 31, 2022

1. Summary of significant accounting policies

a. Nature of operations

CliqRex Inc. (the Company) is a Delaware Public Benefit Corp and a micro-social tool for sharing TV shows, movies, and podcasts (other media and products to be added in the future) that are powered through affinity, trust, and shared interests.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. The Company's cash consists of deposits held in a commercial checking accounts with a major financial institution.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

CliqRex Inc.
Notes to the Financial Statements
For the quarter ended March 31, 2022

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity.

f. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.
Notes to the Financial Statements
For the quarter ended March 31, 2022

expenses, and taxes related to net operating losses.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the State of Delaware. Due to the fact that these financial statements only cover the first quarter of incorporation, the Company has not recorded a provision for income taxes.

g. Comprehensive income

The Company does not have any comprehensive income items other then net income.

2. Stockholders' equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 11,000,000 shares with a $0.00001 par value per share.

The Common stock is divided into two series:

Class A voting stock of which there are 10,000,000 shares authorized.
Class B non-voting stock of which there are 1,000,000 shares authorized.

As of March 31, 2022 the total number Class A Common Shares issued and outstanding was 9,900,000 and the total number of Class B Common Shares issued and outstanding was 100,000.

3. Line of credit

On January 21, 2022 the Company opened a revolving line of credit note with Pixaura Digital LLC (a related party) that allows the Company to draw up to $10,000 in principal per month for a maximum amount of $50,000. The note carries an interest rate of 5% and all amounts outstanding, including accrued interest, are due and payable on October 1, 2022. As of March 31, 2022, the Company had drawn $16,000 on the credit line which has been classified as current debt.

4. Related party transactions

Pixaura Digital LLC, a Delaware LLC, provides App development services to CliqRex Inc. and has provided a $50,000 line of credit to the Company. James O'Loughlin, CliqRex's CEO, and Alpha Citadel Ventures LLC (owned by CliqRex Inc.'s CFO, Timur Akilov) are majority members of Pixaura Digital LLC.

CliqRex Inc.
Notes to the Financial Statements
For the quarter ended March 31, 2022

Optimized Aspects, LLC (DBA "Infuse"), an Ohio LLC, provides App development service to the Company. Karl S. Thomsen, CTO of CliqRex Inc. is the CEO of Infuse.

Rethink Lab LLC, an Ohio LLC, provides user experience and wellbeing strategy services to the Company. Gillian W. Oakenfull, CSIO of CliqRex Inc., is the owner of Rethink Lab LLC.

5. Equity incentive plans

The Company's 2022 Incentive Option Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 900,000 shares of the Company's Class B Non-voting Common Stock. The Company is authorized to issue the options under this Plan as either Incentive Stock Options or Non-qualified Stock Options as defined by the Internal Revenue Code. As of March 31, 2022, the Company has issued 475,000 shares under the plan with an exercise price of $0.10 per share. The option awards have 10-year contractual terms and vest on varying schedules. At March 31, 2022, none of these shares had vested.

A summary of Share-based Compensation Arrangements is provided below:

As of March 31, 2022	March 31, 2022
Beginning shares granted	0
Granted during the period	475,000
Vested	0
Total Cumulative Shares Granted for Compensation	475,000
Ending Balance of Shares Remaining to Vest	475,000

6. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the quarter ended March 31, 2022 the Company incurred a loss of $15,117. The Company is pre-revenue and has relied on financing from related parties. to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on acceptance of the plan by the Company's bank creditors and management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company

CliqRex Inc.
Notes to the Financial Statements
For the quarter ended March 31, 2022

is unable to continue as a going concern.

7. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

8. Subsequent events

Management evaluated all activity of the Company through May 11, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.